
January 31, 2014

Via E-mail
Mr. Judson F. Hoover
Chief Financial Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

> **Re:** **TransCoastal Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 17, 2014**
> **File No. 333-191566**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2013**
> **Filed January 24, 2013**
> **File No. 1-14665**

Dear Mr. Hoover:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed January 17, 2014

General

1. We note that your auditor's consent has been omitted. Please obtain and include a currently dated and signed consent from your auditor in the next amendment.

Prospectus Summary, page 1

2.	In prior comment 3, we requested that you furnish to us certain technical support for the proved developed non-producing and the proved undeveloped reserves presented in your third party reserve report. It appears you have omitted:

- The production histories later than May 2010 for the analogy wells in support of the estimated PUD reserves for the Savell 4, 5, 6 and 7 PUD locations. Please include the Texas RRC lease numbers for these analogy wells.
- The estimated ultimate recoveries for these same analogy wells as well as their producing rate vs. time plot projections.
- An explanation regarding the inclusion in the third party cash flow projections of the capital cost for new tank batteries and compressors as presented in your spreadsheet titled "Pampa PDNP AFE". We found no such cost in our review of the third party report.

	Please furnish these items to the addressee as previously requested.

3.	We note that the information provided in response to our prior comment 4 confirms the average gas production of 955 MCFG/mo for the Meers leases during the fourth quarter of 2012. As we noted in our prior comment, this rate including the most recent December, 2012 rate of 744 MCFG/mo is well below the 1278 MCFG/mo initial rate used in your reserve estimate. We re-issue our prior comment 4, in part, and ask that you provide us with the technical evidence and a narrative statement supporting your estimate of the future production rate and the reserves presented in the reserves report for the Meers leases, or revise your estimates and amend your document to remove these reserves from your filing.

4.	Based on the illustrations and example calculations you provided in response to our prior comment 6, we note the average monthly gas price you have calculated from the monthly gas and NGL sales statements differs in each instance from the gas price for the same lease used in the third party reserves report and noted as the PHDWin price in the "Summary" of the spreadsheet entitled "SEC-NGL Pricing 2012." Please clarify for us why the prices used in the reserves report differ from the calculated prices you have provided to us.

5.	We also re-issue our prior comment 6, in part, and ask you to "[i]llustrate for us how you calculated the projected gas prices for the WAB-Evelyn 3, Pugh and Meers C properties to be $11.40, $5.46 and $17.55 per MCF, respectively." Please provide a step-by-step illustration of how you arrive at the prices as noted for the three leases in the third party report. Please include the starting input values, tell us the source of this data and the extent to which the third party engineering firm verified this information before incorporating it into the reserve report. Also, please provide us with the 2012 monthly natural gas and NGL sales statements for the Meers C property.

6.   We note that the 2013 annual projected production cost for your proved producing
        reserves is $604 thousand in your third party reserve report while your incurred historical
        2012 production cost (page F-29) is $1.1 million. Given that these costs apply essentially
        to the same properties, please explain this difference to us. Furnish us with a production
        cost line item comparison between those costs incurred in 2012 and those projected for
        2013. We may have further comment.

Marketing, page 35

7.   We note that you have filed your marketing agreement with Valero as Exhibit 10.14. The
        "General Provisions" of the contract, on page 2, indicate that it corporates the "latest
        Valero Marketing and Supply Company's General Provisions, currently dated June 2004.
        Please tell us how you considered filing the original agreement which contains the
        incorporated terms either as a separate agreement or as an attachment to this exhibit. As
        currently filed, the terms are not available for investor inspection.

Selling Stockholders, page 41

8.   In your response letter, you again indicate that you have deleted the column entitled
        "Components." However, review of the amendment indicates that the column is still
        there. Please advise or revise.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

Results of Operations, page 14

Revenue, page 14

9.   We note your response to prior comment 9 and re-issue it in part as you have not
        provided the requested disclosure for all periods presented. Please expand your revenue
        discussions to identify (and quantify) changes resulting from production quantities, prices
        and other factors. Other factors should be described and where necessary quantified. In
        this manner, we note that production volumes and average selling prices of oil and
        natural gas have been omitted for all periods presented. Please revise throughout MD&A
        to include these disclosures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
       Kane Russell Coleman & Logan PC